Exhibit 12
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$151,281	$164,039	$217,064	$141,666	$137,049
Add: Interest expense	124,389	106,665	106,052	93,926	93,803
Depreciation expense on cap’d interest	5,393	4,437	3,829	3,442	3,140
Amortization of deferred financing costs	4,139	4,041	4,006	3,518	3,270

Earnings before fixed charges	$285,202	$279,182	$330,951	$242,552	$237,262

Fixed charges:
Interest expense	$124,389	$106,665	$106,052	$93,926	$93,803
Amortization of deferred financing charges	4,139	4,041	4,006	3,518	3,270
Capitalized interest	45,697	30,837	17,748	13,242	10,947

Fixed charges	174,225	141,543	127,806	110,686	108,020

Preferred unit distributions	17,126	13,691	12,095	11,844	12,416

Combined fixed charges	$191,351	$155,234	$139,901	$122,530	$120,436

Ratio of earnings to fixed charges	1.64	1.97	2.59	2.19	2.20

Ratio of earnings to combined fixed charges	1.49	1.80	2.37	1.98	1.97

(1)	Amounts for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been reclassified to present properties that have been sold or held for sale through September 30, 2008. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.